Prospectus Supplement No. 9 (to Prospectus dated July 16, 2007)	Filed pursuant to Rule 424(b)(7) Registration No. 333-144606

6,314,518 Shares

Pennsylvania Real Estate Investment Trust

Common Shares of Beneficial Interest

Issuable upon Exchange of PREIT Associates, L.P.

4.00% Exchangeable Senior Notes due 2012

This prospectus supplement no. 9 supplements the prospectus dated July 16, 2007, as previously supplemented, that is included within the registration statement filed with the Securities and Exchange Commission on July 16, 2007 relating to the resale from time to time by a certain selling shareholder of the common shares of beneficial interest that we may issue under certain circumstances upon the exchange or redemption of the 4.00% Exchangeable Senior Notes due 2012 issued by our operating partnership, PREIT Associates, L.P.

This prospectus supplement should be read in conjunction with and accompanied by, and is qualified by reference to, the prospectus, except to the extent that the information in this prospectus supplement supersedes any information contained in the prospectus. Additional selling shareholders may be named in future additional prospectus supplements.

The inclusion of the common shares listed in this prospectus supplement does not necessarily mean that any of the selling shareholders will exchange their notes for our common shares, that upon any exchange or redemption of the notes we will elect, in our sole and absolute discretion, to exchange or redeem some or all of the notes for our common shares rather than cash, or that any of our common shares received upon exchange or redemption of the notes will be offered or sold by the selling shareholders.

We will receive no proceeds from any issuance of our common shares to the selling shareholders or from any sale of such shares by the selling shareholders, but we have agreed to pay certain registration expenses relating to such common shares. The selling shareholders from time to time may offer and sell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in the prospectus.

The information appearing in the table below should be considered in addition to the information appearing under the heading “Selling Shareholders” in the prospectus as previously supplemented. The information is based solely on information provided to us by or on behalf of the selling shareholder on or prior to January 5, 2009 in Selling Security Holder Notices and Questionnaires.

The selling shareholder listed below, including its transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus supplement and the prospectus any or all of the common shares which we may issue upon the exchange or redemption of the notes.

The number of common shares issuable upon the exchange or redemption of the notes that is shown in the table below assumes exchange of the full amount of notes held by each selling shareholder at the maximum exchange rate of 21.9635 common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. This exchange rate is subject to adjustment in certain events. Accordingly, the number of common shares issued upon the exchange or redemption of the notes may increase or decrease from time to time. The number of common shares owned by the other selling shareholders or any future transferee from any such holder assumes that they do not beneficially own any common shares other than the common shares that we may issue to them upon the exchange or redemption of the notes. In addition, since the date on which they provided the information regarding their notes, the selling shareholder listed below might have sold, transferred or otherwise disposed of all or a portion of their notes or common shares in transactions exempt from the registration requirements of the Securities Act.

Based upon information provided by the selling shareholder, and except as otherwise set forth below, neither the selling shareholder listed herein nor any of its affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

To the extent that any selling shareholder identified below is a broker-dealer, it may be deemed to be, under interpretations of the staff of the SEC, an “underwriter” within the meaning of the Securities Act. To our knowledge, except as described below, each selling shareholder has sole voting and investment power with respect to all of the common shares shown as beneficially owned by it.

Name	Number of Shares Beneficially Owned Prior to the Offering	Percentage of Shares Beneficially Owned Prior to the Offering (1)	Number of Shares Offered Hereby	Number of Shares Beneficially Owned After the Offering (2)	Percentage of Shares Beneficially Owned After the Offering (1)(2)
Merrill Lynch, Pierce, Fenner & Smith Incorporated † (3)	72,479	*	72,479	—	*
TOTAL	72,479	*	72,479	—	*

*	Less than 1%

†

The selling shareholder identified with a crosshatch has indicated that it is, or is an affiliate of, registered broker-dealers. This selling shareholder has represented that it has acquired its securities in the ordinary course of business, and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that any such selling shareholder did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus supplement is a part to designate such person as an “underwriter” within the meaning of the Securities Act.

(1)	Based on a total of 39,412,145 common shares outstanding as of November 4, 2008.

(2)	Assumes the selling shareholder sells all of its common shares offered pursuant to this prospectus supplement and the prospectus.

(3)	Merrill Lynch, Pierce, Fenner & Smith Incorporated is a wholly-owned subsidiary of Merrill Lynch & Co., Inc., which is a wholly owned subsidiary of Bank of America Corporation, a publicly held company. Merrill Lynch, Pierce, Fenner & Smith Incorporated was one of three initial purchasers of the $287.5 million aggregate principal amount of 4.00% Exchangeable Senior Notes due 2012 issued by our operating partnership, PREIT Associates, L.P. Another affiliate, Merrill Lynch Financial Markets, Inc., entered into a derivative transaction, as amended, with PREIT Associates in connection with the sale and purchase of the Exchangeable Senior Notes.

Information about the selling shareholder may change over time. Any changed information given to us by the selling shareholder will be set forth in additional prospectus supplements if and when necessary.

You should consider the risks that we have described in “Risk Factors” in the prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 6, 2009.

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